

Mail Stop 3720

September 29, 2017

Yanjun Wang
Group General Counsel
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522

> **Re: Sea Limited**
> **Registration Statement on Form F-1**
> **Filed September 22, 2017**
> **File No. 333-220571**

Dear Ms. Wang:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1.   Counsel's assumption contained in Section 2.4 to the legality opinion is unduly broad. Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please file a revised opinion without such assumption. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications